Exhibit (e)(12)

[MFRM Logo]

MFRM • 5815 Gulf Freeway • Houston, TX 77023

May 8, 2015

Dear Cathy Hauslein,

I am writing you to inform you that we have adjusted your EBITDA bonus from 30% to 35%, effective your original start date of April 28, 2014.

Please sign below to indicate your acknowledgement of this change. We appreciate the numerous contributions you have made to Mattress Firm during the past year, and look forward to your continued efforts.

Sincerely,

/s/ Abby Ludens

Abby Ludens
Vice President Talent Management

Acknowledgment:

/s/ Cathy Hauslein	5/8/2015 | 5:48 PM CT
Cathy Hauslein	Date

[Mattress Firm Logo]

March 24, 2014

Ms. Cathy Hauslein

In care of Gail Amsterdam

Amsterdam Associates

200 East 66th Street, Suite B1105

New York, NY 10021

Dear Cathy:

Mattress Firm, Inc. (“Mattress Firm”) is pleased to extend to you the position of Senior Vice President and Chief Accounting Officer, as a full-time employee, reporting directly to Jim Black, Chief Financial Officer, effective on or before May 1, 2014, or at a mutually agreed upon date.

Compensation:

You will be compensated at a monthly rate of $20,000 (annualized at $240,000) subject to normal withholdings, paid semi-monthly. In addition to your salary, you will be eligible to participate in Mattress Firm Holding Corp.’s management-level bonus program. This program will provide you with the opportunity to earn an annual target bonus award in an amount equal to 30% of your earned wages for the year. Based on the achievement of bonus-award goals, the actual bonus can be in the range of zero percent of earned wages to twice the target bonus percent (60%) of earned wages. Mattress Firm reserves the right to amend or terminate any bonus program at its discretion.

Upon commencement of employment, and as soon as administratively feasible, an initial onetime grant of shares of restricted common stock of Mattress Firm Holding Corp. (Nasdaq: MFRM) will be made with an equivalent value of $156,000. The restrictions on such granted shares will lapse ratably over three years, commencing with the first anniversary of the grant date. The one-time grant will be in addition to other annual equity awards that may be approved by the Mattress Firm Compensation Committee for executive employees. Any equity grant will be subject to the vesting conditions as set forth in the grant agreement.

We are also pleased to offer to you a confidential signing bonus- in the amount of $20,000, subject to normal withholdings, to be paid as soon as administratively feasible commencement of your employment with Mattress Firm.

Additional details regarding compensation for this position are set forth in Exhibit A.

Relocation:

Mattress Firm will reimburse you for reasonable costs and expenses incurred by you in connection with your relocation to Houston, Texas. The relocation policy attached as Exhibit B sets forth additional details. You are expected to complete your relocation within 6.0 days of your first day of employment with Mattress Firm. Mattress Firm will also reimburse you for your commuting expenses up to 60 days (limited to economy class airfare and economy rental car) and temporary housing expenses during this 60-day period. You are expected to be available during business hours from your first day of employment. Any commuting flights will need to be scheduled such that you are in the office no later than noon on Mondays and do not

5815 Gulf Freeway - Houston, Texas 77023

leave the office prior to noon on Fridays during this 60-day period. You agree to use your best efforts to complete your relocation as soon as is practical during the 60 day period.

Authorization to Work/Drug Test/Background Investigation:

As a condition of employment, you will be required to show proof of authorization to work in the U.S. within three business days of your date of hire. Additionally, you will be required to pass a drug test, criminal background investigation, and reference check as a condition of your employment. Your employment with Mattress Firm is contingent upon the successful completion of the pre-employment process.

Policies and Benefits:

As a full-time employee, you will be provided with insurance booklets, personnel policies and benefits programs that will become effective during and/or following your first sixty (60) days of employment. You will be eligible to enroll in Mattress Firm’s health plans on the first day of the calendar month following the expiration of the sixty (60) day period from your first day of employment with Mattress Firm (the “Enrollment Date”). These health plans (medical, dental, vision, life and disability) will be available to you on the same terms made available to other Senior Vice Presidents. Any questions regarding Mattress Firm policies, benefits administration or eligibility, should be directed to our Benefits Team.

In addition to insurance benefits, Mattress Firm offers an employer-sponsored 401(k) plan. Employees are eligible to participate after they have completed sixty days of service and attained age 20. Mattress Firm matches 33-1/3% of each dollar contributed by the participant up to six percent of his/her earned wages.  Vesting in the portion contributed by Mattress Firm occurs 20% each year with 100% vesting occurring after completion of five years of service. Mattress Firm reserves the right to amend or terminate the 401(k) plan at its discretion. A summary of Mattress Firm’s benefits is included in Exhibit C.  Mattress Firm reserves the right to amend or terminate the 401(k) plan at its discretion.

Mattress Firm also offers a non-qualified deferred compensation plan which you can participate in if you choose. Mattress Firm reserves the right to amend or terminate the non-qualified compensation plan at its discretion.

You are also eligible for the following benefits:

•                  15 days paid vacation in a 12-month period, to be accrued and used in accordance with company policy;

•                  8 days paid Corporate Holidays;

•                  3 days paid floating holidays per calendar year, available to use following 6 months of employment, in accordance with company policy; and

•                  5 days paid incidental absences per calendar year to be used in accordance with company policy.

At-Will Employment:

If you choose to accept this offer, please understand your employment is “at will”, voluntarily entered into and is for no specific period. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, Mattress Firm is free to conclude its at-will employment relationship with you at any time, with or without cause, and this letter does not constitute a contract of employment.

[Remainder of Page Intentionally Left Blank]

Acceptance:

To indicate your acceptance of this offer, please sign below. This offer shall remain open until March 28, 2013 at 12 p.m. CST. This letter, along with the Mattress Firm, Inc. Associate Handbook, sets forth the terms of your employment with Mattress Firm and supersedes any prior representations or agreements, whether written or oral. This letter may only be modified by a written agreement signed by you and the Chief Financial Officer of Mattress Firm.

Please return this signed letter to Jim Tillis, Senior Vice President of Human Resources of Mattress Firm indicating your acceptance of this offer. You may fax a signed copy to 713-651-2093 or email a scanned copy to jim.tillis@mattressfirm.com.

Cathy, welcome to the Mattress Firm team! We believe you have a great contribution to make to our team and hope that you will find working here a rewarding experience.

Sincerely,

/s/ Jim Black

Jim Black
Chief Financial Officer

Agreed to and Accepted by:

/s/ Cathy Hauslein	3/25/14
Cathy Hauslein	Date